Mail Stop 4561
      October 17, 2006

Clifford E. Lai
Crystal River Capital, Inc.
Three World Financial Center
200 Vesey Street, Tenth Floor
New York, New York  10281-1010

      Re:	Crystal River Capital, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed September 29, 2006
		File No. 333-130257

Dear Mr. Lai:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have only included 16,318,700 of the
17,400,000
shares registered in the selling stockholder table. Please advise us how you intend to revise the prospectus to add any remaining selling stockholders.

2. Please update your undertakings, including the addition of the Rule 415 undertakings.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact me at 202-551-3852 with any questions.

      					Sincerely,



      					Michael McTiernan
      					Special Counsel

cc:	Michael L. Zuppone, Esq. (via facsimile)
	Paul, Hastings, Janofsky & Walker LLP
Clifford E. Lai, Esq.
Crystal River Capital, Inc.
October 17, 2006
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